Ex-(a)(5)(iv)

Nuveen Preferred and Income 2022 Term Fund Announces Final Results of Tender Offer and Increase in Distribution Rate

NEW YORK, February 24, 2022 – Nuveen Preferred and Income 2022 Term Fund (NYSE: JPT) announced the final results of a tender offer as well as an increase in its regular monthly distribution.

As previously announced, the fund conducted a tender offer allowing shareholders to offer up to 100% of their common shares for repurchase for cash at a price per share equal to 100% of the net asset value per share determined on the date the tender offer expired. The tender offer expired on February 17, 2022 at 5:00 p.m. Eastern time.

In the tender offer, 2,454,617 common shares were tendered, representing approximately 36% of the fund’s common shares outstanding. Properly tendered shares will be repurchased as promptly as practicable at $23.2613 per share, which was the NAV of the fund as of the close of ordinary trading on the New York Stock Exchange on the expiration date, February 17, 2022. Shareholders of the fund who have questions regarding the tender offer should contact Georgeson, LLC, the information agent for the fund’s tender offer, at (888) 658-5755.

As a result of the successful completion of the tender offer, the restructuring of the fund described in the fund’s proxy statement dated October 20, 2021 and in the offer to purchase relating to the tender offer will be implemented. In particular:

•

The fund’s declaration of trust will be amended effective February 28, 2022 to eliminate the term structure of the fund. The amendment of the fund’s declaration of trust to eliminate the term structure was previously approved by the fund’s shareholders at a special meeting held on December 17, 2021, as adjourned to January 19, 2022.

•	The fund’s investment policies have been amended to permit investment in contingent capital securities (“CoCos”).

•	The fund’s use of leverage is expected to increase from current levels.

•	The fund’s name will change to “Nuveen Preferred and Income Fund” effective February 28, 2022 (the fund’s common shares will continue to trade on the New York Stock Exchange under the ticker JPT).

•

Nuveen Fund Advisors, LLC, the investment adviser to the fund, will waive 50% of the fund’s net management fees beginning February 28, 2022 and continuing over the first year following elimination of the term structure.

In addition, the Board of Trustees of the fund has approved an increase in the fund’s monthly distribution rate as outlined below. The following dates apply to today’s monthly distribution declaration for the fund:

Record Date	March 15, 2022
Ex-Dividend Date	March 14, 2022
Payable Date	April 1, 2022

Monthly Distribution Per Share

			Amount	Change From
				Previous	Percentage
Ticker	Exchange	Fund Name		Month	Increase

JPT	NYSE	Nuveen Preferred and Income 2022 Term Fund	$0.1350	$0.0165	13.9%

The fund intends to distribute all or substantially all of its net investment income through its monthly distributions. However, there is no guarantee that the fund will maintain monthly distributions at any particular rate. For further information regarding fund distributions, including earnings, undistributed net investment income, and notices, please visit www.nuveen.com/cef.

Nuveen is a leading sponsor of closed-end funds (CEFs) with $66 billion of assets under management across 58 CEFs as of 31 December 2021. The funds offer exposure to a broad range of asset classes and are designed for income-focused investors seeking regular distributions. Nuveen has more than 30 years of experience managing CEFs.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Financial Professionals:

800-752-8700

Investors:

800-257-8787

Media:

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $1.3 trillion in assets under management as of 31 Dec 2021 and operations in 27 countries. Its investment specialists offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD-LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments; and

•	other additional risks and uncertainties.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The annual and semi-annual reports and other regulatory filings of Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at www.sec.gov and on Nuveen’s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect Nuveen closed-end funds.

EPS-2043147PR-E0222X

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